

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Roger Susi
President, Chief Executive Officer,
Iradimed Corporation
1025 Willa Springs Drive
Winter Springs, Florida 32708

      Re: Iradimed Corporation
            Registration Statement on Form S-3
            Filed April 3, 2024
            File No. 333-278487

Dear Roger Susi:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas O'Leary at 202-551-4451 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and Services

cc: David A. Bartz, Esq.